
YUKON TERRITORY
NWT
CANADA
Atlin
Atlin L
Liard R
N
Dease Lake
Fort Nelson
Stikine R
BRITISH COLUMBIA
ALASKA
USA
Stewart
Williston L
Hudson's Hope
Fort St John
Dawson Creek
Dixon Entrance
Prince Rupert
New Hazelton
Mackenzie
Chetwynd
Masset
Terrace
Smithers
Tumbler Ridge
Queen Charlotte City
Kitimat
Houston
Burns Lake
Fort St James
Sandspit
Fraser Lake
Vanderhoof
Fraser
Queen Charlotte Islands
Hecate Str
Coast Mountains
Prince George
GREEN ENERGY CLAIMS
McBride
Quesnel
Wells
ALBERTA
Bella Bella
Bella Coola
Williams Lake
Valemount
Queen Charlotte Sound
Chaîne Côtière
Kinbasket L
PACIFIC OCEAN
Rocky Mountains
100 Mile House
Fraser R
Port Hardy
Port McNeill
Fl Columbia R
Revelstoke
Golden
Port Alice
Lillooet
Ashcroft
Campbell River
Kamloops
Salmon Arm
Vancouver Island
Powell River
Whistler
Merritt
Vernon
Invermere
Nakusp
Courtenay
Str of Georgia
Squamish
Okanagan L
Kelowna
Elkford
Port Alberni
Sechelt
Kimberley
Tofino
Ucluelet
Vancouver
Hope
Penticton
Nelson
Cranbrook
Parksville
Nanaimo
Ladysmith
Castlegar
Abbotsford
Osoyoos
Trail
Creston
Sidney
Saanich
Victoria
UNITED STATES OF AMERICA
Juan de Fuca Str
LEGEND
Provincial capital
Other populated places
Trans-Canada Highway
Major road
Ferry route
International boundary
Provincial boundary
Scale
km 100 0 100 200 300 km
Base Map Source © 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.

ARBUTUS RESOURCES INC.

GREEN ENERGY

URANIUM PROSPECT

LOCATION

BRITISH COLUMBIA CANADA

FIGURE 1

AMP Sep 2005


Williams Lake
150 Mile House
St. Joseph Mission
141 Mile House
Alexis Creek
Riske Creek
Alkali Lake
Lac la Hache
108 Mile Ranch
Gateway
100 Mile House
93 Mile
Lone Butte
Dog Creek
Gang Ranch
70 Mile House
GREEN ENERGY CLAIMS
093B/02
093A/03
093A/02
092O/14
092O/15
092O/16
092P/13
092P/14
092O/12
092O/11
092O/10
092O/09
092P/12
092P/11
092P/10
092O/05
092O/06
092O/07
092O/08
092P/05
092P/06
092P/07
092O/02
092O/01
092P/04
092P/03
092P/02
Mineral Claims
Roads
100 Mile House
City /Municipality
Gang Ranch
Locality
10 km
N

ARBUTUS RESOURCES INC.
GREEN ENERGY CLAIMS
LOCATION AND ACCESS
FIGURE 2


GREEN ENERGY MINERAL CLAIM
Legend
Indian Reserves
National Parks
Parks
Mineral Titles Grid
Mineral Tenures
Reserves (Sites)
Placer Claim Designation
Placer Lease Designation
No Staking Reserve
Conditional Reserve
Release Required Reserve
Surface Restriction
Recreation Area
Others
BCGS Grid
Contours (1:250K)
Contour - Index
Contour - Intermediate
Areaof Exclusion
Areaof Indefinite Contours
Transportation - Points (TRIM)
Helipad
Transportation - Lines (TRIM)
Airfield
Airport
Airstrip
Airport.Abandoned
Ferry Route
Road (Gravel Undivided) - 1 Lane
Road (Gravel Undivided) - 2 Lanes
Road (Gravel Undivided) - U/C - 1 Lane
Road (Gravel Undivided) - U/C - 2 Lanes
GREEN ENERGY
520478
92O.068
92O.067
520011
BCB 01033
PIT
0
1km
Map Center: 122° 33' 16" W, 51° 39' 15" N
ARBUTUS RESOURCES INC
GREEN ENERGY CLAIM
LOCATION
FIGURE 3



GREEN ENERGY CLAIMS
520478
520016
520011
520012
520014
396930
507801
317419
266403
MPngs
PTrCvb
PTrCch
uPvd
LPFqm
PFdr
JKdr
MiPlCsc
MiPlCvb
Evc
Esc
IKSB
luKsv
PTrCum
PTrCsv
lmJs
?us

Legend on next page

Km
0 2 4

N

ARBUTUS RESOURCES INC.
GREEN ENERGY
REGIONAL GEOLOGY

FIGURE 4


GREEN ENERGY
N
528000
530000
532000
533000
5723000
5722000
1100
1200
1300
1400
1500
520478
520011
1 Km
250m
500m
750m
Miocene to Pleistocene
Chilcotin Group: Basalt Flows
Eocene
Volcanoclastic rocks
Logging roads
Claim boundaries
UTM Grid

ARBUTUS RESOURCES INC.
GREEN ENERGY
DETAILED
GEOLOGY TOPOGRAPHY ROADS

FIGURE 5